Exhibit 21

Subsidiaries of Sears Hometown and Outlet Stores, Inc.
As of April 11, 2019

Jurisdiction of Formation
Sears Authorized Hometown Stores, LLC	Delaware
Sears Home Appliance Showrooms, LLC	Delaware
Sears Outlet Stores, LLC	Delaware
Gift Card Operations, LLC	Delaware
Leasing Operations, LLC	Delaware
Outlet Merchandising, LLC	Delaware